SECU 10026093 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67295

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY SOURCE PARTNERS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 E. CARVER STREET
(No. and Street)

HUNTINGTON	NY	11743
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANCIS P. ANDERSON 631-923-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KGS LLP
(Name – *if individual, state last, first, middle name*)

125 JERICHO TURNPIKE	JERICHO	NY	11753
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 26 2010

Washington, DC
110

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANCIS P. ANDERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY SOURCE PARTNERS, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/24/10

RITA MARINARO
Notary Public, State of New York
No. 01MA6121060
Qualified in Nassau County
Commission Expires January 3, 2013

[signature]
Notary Public

[signature]
Signature

CHIEF COMPLIANCE OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY SOURCE PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

TABLE OF CONTENTS

KGS LLP
Certified Public Accountants

125 Jericho Turnpike, Suite 300
Jericho, NY 11753-1024
(516) 997-7500 Fax: (516) 997-3480
Email: info@kgsllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Equity Source Partners, LLC

We have audited the accompanying statement of financial condition of Equity Source Partners, LLC (the "Company") as of December 31, 2009 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Source Partners, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole,

KGS LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 23, 2010
Jericho, NewYork

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS	
Current assets	
Cash and cash equivalents	$ 29,923
Due from parent (Note 6)	1,380
Prepaid expenses	11,370
Total current assets	42,673
Property and equipment, net of accumulated depreciation (Note 4)	984
Securities owned (Note 3)	12,325
Total assets	$ 55,982
LIABILITIES AND MEMBER'S EQUITY	
Current liabilities	
Accounts payable and accrued expenses	$ 859
Member's equity	55,123
Total liabilities and member's equity	$ 55,982

The accompanying notes are an integral part of these financial statements.

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Investment advisory fees	$ 176,687
Unrealized gain on investments	6,359
Total revenue	183,046
Expenses	
Salaries and other employment costs	57,867
Commission expense	37,333
Regulatory fees and expenses	10,164
Occupancy	27,418
Communication and data processing	8,940
Other expenses	40,451
Total expenses	182,173
Net income	$ 873

The accompanying notes are an integral part of these financial statements.

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

Member's Equity- January 1, 2009	$	34,250
Contribution		20,000
Net income		873
Member's Equity- December 31, 2009	$	55,123

The accompanying notes are an integral part of these financial statements.

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities		
Net Income	$	873
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,793
Unrealized gain on investment		(6,359)
Loss on disposal of assets		6,807
Changes in operating assets and liabilities:		
Decrease in accounts receivable		1,219
Increase in prepaid expenses		(2,186)
Increase in due from parent		(1,155)
Decrease in accrued expenses		(13,230)
Net cash used in operating activities		(12,238)
Cash flows from financing activities		
Capital contribution		20,000
Net cash provided by financing activities		20,000
Net increase in cash and cash equivalents		7,762
Cash and cash equivalents- beginning		22,161
Cash and cash equivalents- ending	$	29,923

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Equity Source Partners, LLC (the "Company") was formed on February 1, 2006 as a New York limited liability company to conduct business as a broker-dealer in securities and commenced business on August 10, 2006.

The Company is registered with the Securities and Exchange Commission (SEC) and a member of the FINRA (Financial Industry Regulatory Authority).

The Company is wholly owned subsidiary by ESP Holdings, LLC (the "Parent").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which includes investment banking and financial advisory fees earned from the sale of private placements of securities on a best efforts basis and the sale of tax shelters and limited partnerships in primary distributions. The Company does not hold customer funds or safe keep customer securities. The Company operates pursuant to SEC Rule 15c3-3(k) (2) (i) (the Customer Protection Rule).

The Company has evaluated subsequent events that occurred during the period from December 31, 2009 through February 23, 2010, the date that these financial statements were available to be issued. Management concluded that no other events required potential adjustment to, or disclosure in these financial statements.

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment Banking

Investment banking revenues include fees earned, net of expenses, arising from the placement of private securities where the Company acts as an agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded on the offering date, when services are rendered, and when income is reasonably determinable and collectable.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Advisory Income
Financial advisory income is recognized when services are rendered and income is earned

Cash and Cash Equivalents
The Company considers all short-term investments purchased, with an original maturity of three months or less, to be cash equivalents. Accounts in the Company's banking institutions may at times exceed federally insured limits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenue and expenses during the reporting period. Actual results may differ from those estimates.

Office Equipment
Property and equipment are stated at cost. The Company charges to expense repairs and maintenance items, while major improvements and betterments are capitalized.

Depreciation is calculated on office equipment utilizing the straight-line method over a five year useful life.

Income Taxes
The Company does not pay federal or New York State income taxes as a limited liability company. In lieu of corporate income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Fair Value of Financial Instruments
At December 31, 2009, the carrying amounts of cash, due from affiliate and accounts payable and accrued expenses approximate fair value due to the short-term nature of these items.

NOTE 3 - SECURITIES OWNED

The Company received 500,000 shares of restricted stock in a publicly held company, with a cost of $10,000 in 2006 and 99,827 shares of restricted stock in a U.S. corporation publicly traded in the United Kingdom, with a cost of $19,857 in 2007, as part of a fee.

The Company adopted Accounting Standard Codification Topic 820, Fair Value Measurements ("ASC 820"), which expands disclosures for assets and liabilities that are measured and reported at fair value on a recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 established a fair value hierarchy that prioritizes the inputs to valuations techniques utilized to measure fair value into three broad levels as follows:

Level 1- Quoted market process (unadjusted) in active markets for the identical asset or liability that the reporting entity has the ability to access at the measurement date. Level 1 includes $12,325 of securities held by the Company as of December 31, 2009.

Level 2- Quoted market prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets or liabilities in active markets and where fair value is determined through the use of models or other valuation methodologies.

Level 3- Unobservable inputs for the asset or liability and rely on management's own assumptions utilizing the best information available, and includes situations where there is little market activity for the investment.

At December 31, 2009 securities owned consist of the following:

	Cost	Unrealized Loss, net	Fair Value
Common stocks-restricted	$29,857	($17,532)	$12,325

The unrealized gain included in the income statement for the period ended December 31, 2009 was $6,359.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$ 3,281
Less: Accumulated depreciation	(2,297)
Property and equipment, net	$ 984

Depreciation expense was $1,793 in 2009.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to Securities and Exchange Commission Uniform Net Rule 15c3-1 which requires the maintenance of a minimum net capital requirement of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $29,064, which was $24,064 in excess of its required net capital. The Company's aggregated indebtedness amounted to $859. The Company's net capital ratio was 0.03 to 1.

NOTE 6- RELATED PARTY TRANSACTION

The Company is owed $1,380 from its Parent for various operating costs it paid on the Parent's behalf. No interest is being charged on this balance.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Leases

Commencing in July 2009, the Company leases office space on a month to month basis from an unrelated party for $1,700 per month.

The Company leased its prior office facilities from ESP Holdings, LLC (the "Parent") under an operating lease, which expired April 30, 2009. Total rent paid to the Parent in 2009 was $17,704.

Rent expense charged to operations in 2009 was $25,625.

NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

FINRA Examination

FINRA conducted an examination of the Company's compliance with the net capital requirements for 2007. On January 8, 2009, the Company submitted a Letter of Acceptance, Waiver and Consent to FINRA and payment of an $8,000 fine for the settlement of the alleged rule violations relating to the Company's electronic communications retention system and its anti-money laundering compliance program, without admitting or denying the findings.

SUPPLEMENTAL INFORMATION

EQUITY SOURCE PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1 AND RECONCILIATION WITH COMPANY'S COMPUTATION

DECEMBER 31, 2009

Net capital		
Total shareholder's equity	$	55,123
Deduct shareholder's equity not allowable for net capital		--
Total shareholder's equity qualified for net capital		55,123
Non-allowable assets:		
Due from affiliate		1,380
Prepaid expenses		11,370
Securities owned		12,325
Furniture and equipment, net		984
Total non-allowable assets		26,059
Net capital before haircuts on securities position		29,064
Haircuts of securities		--
Net capital	$	29,064
Computation of basic net capital requirement		
Minimum capital required - 6.667% of aggregate indebtedness	$	57
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	24,064
Excess net capital at 1000%	$	28,978
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	859
Total aggregate indebtedness	$	859
Percentage of aggregate indebtedness to net capital		2.96%
Reconciliation with the Company's computation (included in Part II of Form X – 17a-5 as of December 31, 2009)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	29,551
Audit adjustments		
Additional accrued expenses		487
Net capital, as audited	$	29,064

EQUITY SOURCE PARTNERS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k) (2) (i) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2009.

KGS LLP
Certified Public Accountants

125 Jericho Turnpike, Suite 300
Jericho, NY 11753-1024
(516) 997-7500 Fax: (516) 997-3480
Email: info@kgsllp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Member of
Equity Source Partners, LLC

In planning and performing our audit of the financial statements of Equity Source Partners, LLC ("the Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relative to customer securities, we did not review the practices and procedures followed by the Company in any of the following activities:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Member of
Equity Source Partners, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first an second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objective.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

KGS LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 23, 2010
Jericho, New York